UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                           .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated September 19, 2014	2
2.	Relevant Event, dated September 19, 2014.	3

Kiro Robotics consolidates its business project with the support of Grifols

Grifols acquires 50% of the equity of Kiro Robotics for 21 million euros

•                 Grifols strengthens its commitment to research and promotes the international growth of its Hospital division

•                 Kiro Robotics, a technological company specialized in the development of machinery and equipment to automate hospital processes, is a spin-off from MONDRAGON Health, the specialist health unit of the MONDRAGON Corporation

•                 The company is the developer of some of the world’s most sophisticated hospital pharmacy technology: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy treatment

•                 This strategic alliance and Grifols’ participation in the company’s ownership will ensure the viability and continuity of its projects and will open international markets to the Kiro Oncology robot through Grifols’ Hospital division

Barcelona, September 19, 2014: Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), the world’s third-largest manufacturer of plasma-derived biological medicines and a pioneer in the research and development of therapeutic alternatives designed to contribute to both scientific and social development, has acquired 50% of Kiro Robotics, a spin-off from MONDRAGON Health, a strategic unit of the MONDRAGON Corporation, by subscribing an equity offering for the value of 21 million euros in the form of a cash payment.

Created in 2011, Kiro Robotics is a technology company that specializes in the automation of machinery for the hospital sector. It concentrates on developing machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes in particular, improving the safety of patients and health professionals alike, and delivering increased efficiency.

It currently has some of the world’s most advanced technology in the hospital pharmacy sector: the Kiro Oncology robot, which automates the preparation of intravenous medication for chemotherapy, minimizing the risk that health professionals will come into contact with these hazardous products.

Grifols’ inclusion among the shareholders of Kiro Robotics will help to ensure the viability of Kiro’s future projects and will guarantee the continuity of those already under way. In addition, Grifols, through its Hospital division, with its experience, knowledge and international sales network, will promote the global marketing of the robot in international markets, including the United States. Grifols will start direct marketing of the product in Spain, Portugal and Latin America in January 2016.

Grifols and its partners Kiro Robotics sign a Joint Venture agreement for a minimum of 4 years

In addition to acquiring 50% of the voting and financial rights in Kiro Robotics, Grifols has signed a Joint Venture agreement with the company’s other shareholders: Mondragon Innovación S.P.E., S.A., MondragonAssembly, S.Coop., Agrupación de Fundición y Utillaje S.Coop., all part of the MONDRAGON Corporation.

Among other issues, this agreement regulates the equity offering subscribed by Grifols and representation on the governing bodies and management of Kiro Robotics, including both the Board of Directors and other internal management bodies.

The Joint Venture Agreement establishes a minimum commitment or lock-up period of 4 years from the date of signature. At the end of this period, the transfer of shares will be subject to the usual restrictions in operations of this type, including sale rights, preferential purchase rights, and drag-along and tag-along rights.

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2013, sales exceeded 2,740 million euros with a headcount of 13,200 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF).  Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

About Kiro Robotics

Kiro Robotics is a Spanish company created in 2011 as a spin-off of MONDRAGON Health, the specialist health unit of MONDRAGON Corporation. As a technology company, it develops, manufactures and sells machinery and equipment designed to automate or control critical hospital processes, such as dose dispensing in hospital pharmacy and clinical diagnostic services. It develops technologies designed to improve the efficiency, safety and quality of hospital processes, benefiting patients and reducing the risks to health professionals.

Kiro Robotics currently employs a multidisciplinary team of 25 professionals who are experts in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacture of new products and applications, and to delivery customer service.

MONDRAGON Health is a strategic unit of the MONDRAGON Corporation, created with the aim of leading development in the health sector, and cooperating with other companies to promote integrated solutions.

For more information:

Raquel Lumbreras               raquel_lumbreras@duomocomunicacion.com

Borja Gómez                        borja_gomez@duomocomunicacion.com

Duomo Comunicación - Grifols Press Office

Tel. +34 91 311 92 89 -  91 221 74 48

Mobile. 659 57 21 85

www.grifols.com

www.kiro-robotics.com

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

Grifols, S.A. - NIF A-58389123 -  Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) Grifols, S.A. (“Grifols”) hereby informs about the subscription to a capital increase of the company Kiro Robotics, S.L. (“Kiro Robotics”) for an amount of EUR 21 million, which represents 50% of the voting and economic rights of Kiro Robotics. The capital increase has been paid by means of a monetary contribution.

Grifols has also entered into a joint venture & shareholders’ agreement (the “Joint Venture Agreement”) with Kiro Robotics’ partners: Mondragon Innovacion S.P.E., S.A.; Mondragon Assembly, S.Coop.; Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Robotics, whether these are the Board of Directors or any other internal managing and governing bodies.

The Joint Venture foresees that the shareholders shall comply with a lock-up period of 4 years from the signing of the Joint Venture Agreement. At the end of this period, any transfer of shares will be subject to the usual limitations in this kind of transactions, including call or put options, preferential acquisition rights, and tag-along and drag-along rights.

Kiro Robotics is a Spanish company with registered office in Mondragon/Arrasate, Guipúzcoa, founded in 2011 as a spin-off of the Corporación Mondragon medical division. Kiro Robotics develops technologies that improve the efficiency, safety and service quality in the compounding of intravenous medication in hospital pharmacies. Its product, Kiro Oncology, means that a new generation of robots is able to automatically prepare intravenous medication for chemotherapy treatments. It is also equipped with a self-cleaning system, unique in this type of instrument. The automation process reduces the margin of error in the preparation of medication and minimizes the practitioners’ physical contact with highly hazardous products.

In addition to marketing these products worldwide, from January 2016 Grifols will directly distribute them in Spain, Portugal and Latin America.

Currently, Kiro has a multidisciplinary team of 25 experienced professionals in automation, engineering and hospital pharmacy, dedicated to the development, validation and manufacturing of new products and applications in this field and also to customer servicing.

This transaction shows the commitment of Grifols to the research and development of its Hospital Division.

In Barcelona, on 19 September 2014

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 19, 2014